Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221814

RODIN INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED JANUARY 11, 2021

TO THE PROSPECTUS DATED APRIL 27, 2020

This Supplement No. 5 supplements, and should be read in conjunction with, our prospectus dated April 27, 2020, as supplemented by Supplement No. 1, dated May 15, 2020, Supplement No. 2, dated August 18, 2020, Supplement No. 3 dated November 16, 2020 and Supplement No. 4 dated December 18, 2020. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 5 is to disclose an update to our Delshah Mezzanine Loan investment.

Restructuring of Delshah Mezzanine Loan

Delshah Mezzanine Loan

On September 21, 2018, we, through our indirect subsidiary, RIT Lending, Inc., or RIT Lending, originated an $18 million fixed rate, mezzanine loan, which we refer to as Delshah Mezzanine Loan, to DS Brooklyn Portfolio Mezz LLC, or Delshah Borrower, an affiliate of Delshah Capital Limited, or Delshah. The Delshah Mezzanine Loan was for the acquisition of a 28-property multifamily portfolio located in Brooklyn and Manhattan, New York, which we refer to as the Delshah Portfolio, for a total acquisition cost of $102.67 million. The acquisition by Delshah of the Delshah Portfolio was further financed by a $70 million mortgage loan provided by Signature Bank, or Delshah Senior Loan. The fee simple interest in the Delshah Portfolio is held by DS Brooklyn Portfolio Owner LLC, of which DS Brooklyn Portfolio Mezz LLC owns 100% of the membership interests. The Delshah Portfolio is comprised of 207 residential units and 19 commercial units that encompass 167,499 square feet.

In connection with the origination of the Delshah Mezzanine Loan, RIT Lending entered into a participation agreement with our sponsor, Cantor Fitzgerald Investors, LLC, or CFI. RIT Lending originated the Delshah Mezzanine Loan with (i) cash from this offering equivalent to a 5% participation interest in the amount of $900,000 in the Delshah Mezzanine Loan and (ii) proceeds from the sale to CFI of a 95% participation interest in the amount of $17.1 million in the Delshah Mezzanine Loan.  As of September 30, 2020, we had repurchased participation interests in the Delshah Mezzanine Loan from CFI in the amount of $4.73 million, increasing our total interest in the Delshah Mezzanine Loan to 31.28%.

At Delshah’s request, we agreed to the following restructure of the Delshah Mezzanine Loan, effective December 31, 2020. On December 31, 2020, an affiliate of Delshah paid down the original balance of the Delshah Mezzanine Loan by $1.8 million, resulting in a principal loan balance of $16.2 million. Concurrently with the pay down, $8.1 million (50% of the Delshah Mezzanine Loan) converted from the mezzanine loan to a preferred equity interest, which we refer to as Delshah Preferred Equity Interest, in DS Brooklyn Portfolio Holdings LLC, the sole owner of the Delshah Borrower, on the terms described below, to be held by RIT Lending (in such capacity, the PE Member). The other member of DS Brooklyn Portfolio Holdings LLC is DS Property Acquisitions LLC, or the Operating Member, an affiliate of Delshah.

The remaining $8.1 million balance of the Delshah Mezzanine Loan remained outstanding as a mezzanine loan on the same terms as those in effect prior to the conversion. Following the conversion, CFI has 99% interest in the Delshah Mezzanine Loan and we have 1% interest in the Delshah Mezzanine Loan and 100% of the Delshah Preferred Equity Interest.

Delshah Preferred Equity Interest

The $8.1 million Delshah Preferred Equity Interest has the mandatory redemption date of the earlier of September 21, 2028 or the maturity date of either Delshah Senior Loan or Delshah Mezzanine Loan. In addition, the Operating Member may redeem the Delshah Preferred Equity Interest in whole or in part on any business day upon at least 5 business days prior written notice.

The preferred return for the Delshah Preferred Equity Interest until September 21, 2023 is 10.00%. At such date, the preferred return for the Delshah Preferred Equity Interest will change to the greater of (i) 10.25% or (ii) 740 basis points over the then existing five-year U.S. Treasury Note Yield, such interest rate then in effect for Delshah Preferred Equity Interest is referred to as the Mortgage Loan Interest Rate. However, in the event certain conditions described in the next sentence are not satisfied by September 21, 2023, the interest rate for the Delshah

Mezzanine Loan will increase to the greater of (i) 11.25% or (ii) 840 basis points over the Mortgage Loan Interest Rate in effect. The interest rate modification conditions to be satisfied by September 21, 2023 are: (a) a minimum financing yield on the combined Delshah Mezzanine Loan, Delshah Senior Loan and Delshah Preferred Equity Interest amount of 7.0%; (b) a financing service coverage ratio of at least 1.10x, on the combined Delshah Mezzanine Loan, Delshah Senior Loan and Delshah Preferred Equity Interest amount; and (c) the then outstanding balance of the combined Delshah Mezzanine Loan, Delshah Senior Loan and Delshah Preferred Equity Interest is not greater than 75.0% of the value of the Delshah Portfolio.  The Operating Member has the right to cause any portion of the preferred return in excess of 9.1% to be paid as a payment-in-kind (including as an increase in the capital balance of the Delshah Preferred Equity Interest).

On the 10th day of each month, available cash flow will be distributed as follows: (i) to any reserves required under the operating agreement of DS Brooklyn Portfolio Holdings LLC, or the Operating Agreement, for taxes or insurance premiums, (ii) to the accrued and unpaid return on any special contributions made by the PE Member pursuant to the Operating Agreement, (iii) to repayment of any special contributions made by the PE Member until paid in full, (iv) to the accrued and unpaid return on the Delshah Preferred Equity Interest, (v) provided no trigger event (as defined in the Operating Agreement) is continuing, to the payment of a cumulative return on the capital contribution made by the Operating Member at a rate equal to 15%, which we refer to as the Operating Member Return, (vi) to repayment of the capital balance of the Delshah Preferred Equity Interest, (vii) during the continuance of a trigger event, to the payment of the Operating Member Return, and (viii) any remaining amounts to be distributed on a pari passu basis 20% to PE Member and 80% to Operating Member.  In addition, any excess proceeds will be used to pay down Delshah Preferred Equity Interest.

In connection with the restructuring, in addition to the covenants described above with respect to Delshah Mezzanine Loan, pursuant to the Operating Agreement, PE Member will receive certain enhanced control rights with respect to the Delshah Portfolio, including consent rights with respect to rent setting, choice of property management and/or leasing agent, certain approval rights with respect to dispositions, information rights with respect to net operating income, replacement of the joint venture manager upon occurrence of certain control events, and approval rights with respect to the joint venture’s bankruptcy.

In connection with the Delshah Preferred Equity Interest, Delshah paid us a fee totaling $60,750 (75 basis points on the $8.1 million amount of the Delshah Preferred Equity Interest).

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